Exhibit 99.15

TSX:FNV www.franco-nevada.com

Management’s Discussion and Analysis Consolidated Financial Statements

For the three months and nine months ended September 30, 2010 and 2009

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at November 11, 2010 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes as at and for the three and nine months ended September 30, 2010.

Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward-Looking Information included with this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the year ended December 31, 2009 and the corresponding notes to the financial statements which are available on the Company’s web site at www.franco-nevada.com and on www.sedar.com. The consolidated financial statements and MD&A are presented in US dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

All amounts are in US dollars unless specifically stated otherwise.

Additional information related to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com. In addition, the Company’s website can be found at www.franco-nevada.com.

Cautionary Statement on Forward-Looking Information

This MD&A contains certain “forward-looking statements” which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. All statements, other than statements of historical fact, are forward-looking statements. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates”, “trends”, “expectations”, “guidance” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: adverse fluctuations in the prices of the primary commodities that drive the Company’s royalty revenue (gold, platinum group metals, copper, nickel, oil and gas); adverse fluctuations in the value of the Canadian, Australian and Mexican currencies, and any other currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including permitting regimes (including permitting of specific projects on which the Company has royalties) and taxation policies (including the tax characterization of our royalty investments); regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil and gas properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties underlying the royalty portfolio; excessive cost escalation as well as operating or technical difficulties on any of the properties underlying the royalty portfolio; risks and hazards associated with the business of development and mining on any of the properties underlying the royalty portfolio, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope-failures or cave-ins, flooding and other natural disasters or civil unrest. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation; the ongoing operation of the properties underlying the royalty portfolio by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the royalty portfolio; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements and readers are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as the Company’s annual MD&A. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Our Business

Franco-Nevada is a gold-focused royalty company with additional interests in platinum group metals (“PGM”), oil and gas and other assets. The majority of our revenues are derived from a diversified portfolio of high-quality royalty properties located in North America. The Company also holds a pipeline of assets in the development or permitting stages which have the potential to generate future royalty revenues.

Our royalty portfolio generates high-margin free cash flow with lower exposure to operating and capital costs than operating companies. The portfolio also provides for direct leverage to commodity prices and the exploration potential of world-class ore deposits and mineral exploration trends where we have existing royalty interests. Management has been successful in both managing its portfolio of royalties and acquiring new royalties. We intend to utilize our free cash flow to continue to grow the portfolio and to pay dividends. We believe that a diverse portfolio of royalty interests provides our shareholders with a higher risk-adjusted return through the commodity cycle than direct operating interests.

Our Company and How We Operate

Franco-Nevada is a Canadian company headquartered in Toronto with additional offices in Denver and Perth, Australia, all of which are used to manage our royalty portfolio and pursue new investment opportunities. Franco-Nevada shares trade on the Toronto Stock Exchange under the symbol “FNV” and are part of the S&P/TSX Composite Index. Warrants trade under the symbols “FNV.WT” and “FNV.WT.A”. Our shareholders consist of mostly large generalist institutional funds in Canada, the United States, Europe and Australia. Management and directors are significant shareholders, and are dedicated to the sustainable maximization of the Company’s share price, holding 5.0% of the common shares, or 6.6% on a fully diluted basis, as at November 11, 2010. We currently operate with a small organization of approximately twenty employees and contractors. Our management team is made up of experienced and proven professionals, some of whom have been continuously associated with our royalty and investment portfolio for over twenty years. We operate with a flat management structure similar to that of a small merchant bank. As we do not have any material operational responsibilities, our focus is on new investments and our flat management structure allows many of our team members to take on multidisciplinary roles for corporate development opportunities. Our board of directors includes directors with significant experience in mining, oil and gas and corporate finance.

Our Vision and Business Model

Our vision is to be the leading gold-focused resource royalty company. Our measure of success is growth in per share shareholder value. We believe we can achieve this through sound management of our current portfolio and through accretive transactions using a long-term perspective. Our business model is to grow the royalty portfolio with acquisitions of high quality, high margin assets limiting our downside exposure but retaining the full upside potential of new exploration discoveries and higher commodity prices. Our growth strategy is predicated on increasing net asset value (“NAV”) on a per share basis, as we strongly believe that sustainable growth in per share NAV will be reflected in growth in our share price. Accordingly, NAV accretion per share is one of our key acquisition metrics. We are firm believers that maintaining a strong precious metals focus will allow us to preserve our premium valuation. However, we are vigilant for opportunities in all resources. Maintaining and managing a diversified, high-margin portfolio with low overheads provides the strong free cash flow required to fuel further acquisitions and pay dividends. We believe in maintaining a strong balance sheet to allow us to be opportunistic in any environment. We do not hedge any of our commodity revenue exposures.

Acquisitions

Acquisitions are an integral part of the Company’s growth strategy and the Company continues to add to its royalty portfolio. The following are a summary of some of the newly acquired interests.

Hager

On September 28, 2010, the Company acquired for $14 million an undivided 25% interest in a 3.5% to 7.0% sliding scale net smelter returns (“NSR”) royalty, adjusted by a PPI-indexed gold price, on all production from the northwestern portion of Barrick Gold Corporation’s Bald Mountain mine in Nevada.

Agi Dagi

On September 27, 2010, Franco-Nevada acquired a 2% NSR royalty on the Agi Dagi property owned by Alamos Gold Inc. for $9 million. The Agi Dagi property is located in the Canakkale Province of northwestern Turkey. The overall project contemplates the mining of two separate areas, Agi Dagi and Kirazli, with the Company’s NSR covering the Agi Dagi deposit. Alamos has announced plans to commence open pit mining at Kirazli in the first quarter of 2013, followed by Agi Dagi in the first quarter of 2014.

Tonkin Springs

On September 7, 2010, the Company acquired two royalties on production from the Tonkin Springs project in Eureka County, Nevada from Precambrian Exploration, Inc. (“PEx”). The first royalty is a 2% NSR over a block of mining claims staked by PEx and reserved to PEx in a deed agreement with a predecessor of U.S. Gold Corporation. The second royalty is a 1% independent royalty over a contiguous block of Lyle Campbell claims, now included in U.S. Gold’s Tonkin Springs Project. The purchase price was $1.35 million.

White Pine Royalty

On June 29, 2010, the Company acquired an undivided 100% leasehold interest in certain unpatented mining claims situated in White Pine County, Nevada for $8.5 million. The interest acquired included all royalties, leasehold interests, subleases and agreements held by the seller. More specifically the royalty interest acquired is a 1%-5% sliding scale overriding gross production royalty from the unpatented mining claims which are a portion of the Bald Mountain mine operated by Barrick Gold Corporation. The Company believes the ground to be highly prospective. There is currently no production from the claims covered by this royalty.

Prosperity Gold Stream

On May 12, 2010, the Company announced its intention to acquire a gold stream from Taseko Mines Limited (“Taseko”) on its Prosperity copper-gold project located in British Columbia. Assuming all the preconditions are met, the Company will acquire gold equivalent to 22% of the gold produced at Prosperity from Taseko. Franco-Nevada will provide a $350 million deposit for the construction of Prosperity advanced pro-rata with other financing for the project only when the project is fully permitted and financed, and has granted Taseko one special warrant. Once the project is fully permitted and financed, the special warrant will be exchangeable, without any additional consideration, into two million purchase share warrants. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of Cdn$75.00 at any time before June 16, 2017. In addition, Franco-Nevada will pay Taseko the lower of $400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement.

Under certain circumstances, Franco-Nevada may increase the percentage of production it may acquire should Taseko fail to meet certain completion tests within a specified period of time. In addition, the $350 million deposit is reduced by the excess of the market price over $400 per ounce for every ounce of gold delivered under the gold stream. Should there be any of the deposit remaining at the end of the term of the contract, it will be refunded to Franco-Nevada.

On July 5, 2010, Taseko announced that a Federal Review Panel, established for the purpose of a review of the environmental effects of the Prosperity copper-gold project, submitted its report to the Government of Canada. The Panel findings concluded that the loss of Fish Lake and adjacent meadows constitutes a significant adverse effect.

Franco-Nevada is committed to fund the $350 million deposit once the project is fully permitted and financed within a 24 month period from May 12, 2010 and will advance the deposit on a pro rata basis with other forms of financing Taseko pursues.

On November 2, 2010, the Federal Minister of the Environment announced that Taseko has not been granted federal authorizations to proceed “as proposed” with the Prosperity mine project. Taseko stated that they will evaluate their options for moving the project forward once they have had further discussions with the Federal and Provincial Governments. Franco-Nevada is disappointed with the decision and will continue to be supportive of Taseko’s efforts to move the project ahead. Franco-Nevada’s financing commitment remains available to Taseko once the project is fully permitted and financed.

Subika Royalty

On January 22, 2010, the Company completed a plan of arrangement involving the Company, one of its wholly-owned subsidiaries and Moydow Mines International Inc. (“Moydow”) pursuant to which the Company acquired all of the outstanding shares of Moydow. The acquisition of Moydow was accounted for as a purchase of assets.

Moydow held a 80% interest in a 2% NSR royalty on a portion of Newmont Mining Corporation’s Ahafo property in Ghana, known as Subika. In the fourth quarter of 2009, the Company acquired the 20% interest in the Ahafo royalty and upon closing of this plan of arrangement, the Company owns a 100% undivided interest in the 2% NSR.

In exchange for each Moydow share, Moydow shareholders received 0.02863 Franco-Nevada common shares. Moydow options, upon their exercise, will be exerciseable into Franco-Nevada common shares on the same basis as the exchange of Moydow shares for Franco-Nevada common shares. Upon closing of the plan of arrangement, the Company issued 1,733,993 common shares and reserved for issuance 94,470 common shares upon the exercise of Moydow options. To date, 55,823 Moydow options have been exercised resulting in 38,647 common shares remaining reserved for issuance.

The allocation of the purchase price was as follows:

(Expressed in thousands of US dollars)

Purchase price:
Common shares issued	$44,909
Value of Moydow options	1,716
Transaction costs	332
Total purchase price	$46,957

Purchase Price Allocation:
Cash	$1,881
Other receivables	5
Royalty interest in mineral properties	61,018
Accounts payable	(693)
Tax basis step up	(15,254)
$46,957

Non-GAAP Financial Measures - Royalty Revenue, Free Cash Flow, Margin, EBITDA and Adjusted Net Income

The Company considers Royalty Revenue to be a more appropriate measure of the performance of its assets due to the significant impact of accounting for changes in the fair value of royalties that are accounted for as derivative assets. As a result, the Company reports Royalty Revenue which the Company defines as cash received or receivable from operating assets earned in the period. Royalty Revenue does not include changes in the fair value of derivative assets or dividends earned from marketable investments but would include any cash received or receivable from any royalties classified as a derivative asset.

The Company also discloses Free Cash Flow which is defined as operating income, excluding any changes in the fair value of derivative assets, plus depletion and depreciation, non-cash charges and any impairment of investments and royalty interests. Free Cash Flow is provided as the Company believes it is a valuable indicator of the Company’s ability to generate liquidity from operating cash flows to fund future acquisitions and dividends. Margin is defined as Free Cash Flow as a percentage of Royalty Revenue.

Earnings before income tax, interest income, interest expense and depletion and depreciation (“EBITDA”) is also presented and is defined by the Company as net income, excluding income tax expense, interest income and expense, impairments and fair value adjustments, and depletion and depreciation.

Adjusted Net Income is another non-GAAP financial measure which management uses to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Adjusted Net Income excludes the following from net income: impairment charges related to royalties, working interests, and investments; fair value changes for royalties accounted for as derivative assets; foreign currency gains/losses; gains/losses on sale of investments; and the impact of taxes on all these items. Management believes that Adjusted Net Income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are recurring, management believes that Adjusted Net Income is a useful measure of the Company’s performance because impairment charges and fair value changes do not reflect the underlying operating performance of our royalty business and are not necessarily indicative of future operating results. Further, foreign currency translation gains or losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, the Company uses these measures for its own internal purposes. Management’s internal budgets and forecasts do not reflect potential impairment charges, fair value changes or foreign currency translation gains or losses. Consequently, the presentation of these non-GAAP financial measures enables investors and analysts to better understand the underlying operating performance of our royalty business through the eyes of management. Management periodically evaluates the components of these non-GAAP financial measures based on an internal assessment of performance metrics that it believes are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by analysts and other royalty companies.

Royalty Revenue, Free Cash-Flow, Margin, EBITDA and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed by Canadian GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Other companies may calculate these measures differently.

(See “Non-GAAP Financial Measures - Reconciliation” below for additional information).

Selected Financial Information

Selected quarterly financial information derived from the Company’s financial statements is set out below:

	For the Three Months Ended				For the Nine Months Ended
(Expressed in thousands of US dollars, except per share amounts)		Sept. 30, 2010		Sept. 30, 2009		Sept. 30, 2010		Sept. 30, 2009
Statement of Operations and Comprehensive Income
Royalty Revenue(5)		$49,007		$36,409		$136,000		$98,513
Total revenue		52,239		41,090		157,153		119,285
Depletion and depreciation		19,697		20,248		65,380		66,716
Operating income		26,508		15,589		73,441		35,417
Net income		17,959		12,343		53,292		41,229
Basic earnings per share		$0.16		$0.11		$0.47		$0.39
Diluted earnings per share		$0.16		$0.11		$0.46		$0.39
Dividends declared and paid per share	C$	0.075	C$	—	C$	0.225	C$	0.140

Statement of Cash flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities		40,419		35,121		107,215		85,868

	As at
	Sept. 30,	Dec. 31,
	2010	2009
Balance Sheet
Cash and cash equivalents	$432,023	$122,649
Short-term investments	178,665	377,480
Total assets	2,158,340	2,020,891
Future income tax liabilities	102,850	81,142
Total shareholders’ equity	2,037,636	1,930,268

Working capital	639,623	530,700
Debt	Nil	Nil

Selected quarterly financial information derived from the Company’s financial statements is set out below:

(Expressed in thousands of US dollars,	Q3	Q2	Q1	Q4	Q3		Q2		Q1	Q4
except per share amounts)	2010	2010	2010	2009	2009		2009		2009	2008
Royalty Revenue(5)	$49,007	$45,188	$41,805	$44,291	$36,409		$32,887		$29,217	$42,303
Total revenue(3)	52,239	67,062	37,852	80,443	41,090		45,079		33,116	42,483
Costs and expenses	25,731	31,859	26,122	28,727	25,501	(4)	29,933	(4)	28,434	44,555 (4)
Operating income (loss)	26,508	35,203	11,730	51,716	15,589		15,146		4,682	(2,072)
Other income (expenses)	944	1,307	2,338	(9,830)	2,253		18,228		854	953
Net income	17,959	27,552	7,781	39,650	12,343		25,089		3,797	15,377
Basic earnings per share	$0.16	$0.24	$0.07	$0.36	$0.11		$0.25		$0.04	$0.15
Diluted earnings per share	$0.16	$0.24	$0.07	$0.36	$0.11		$0.24		$0.04	$0.15
Free Cash Flow(1)	$44,578	$40,193	$37,057	$39,024	$32,479		$27,919		$24,885	$37,664
Free Cash Flow(1) per share	$0.39	$0.35	$0.33	$0.35	$0.29		$0.27		$0.25	$0.38
Margin	91%	89%	89%	88%	89%		85%		85%	89%
Adjusted Net Income(2)	$14,773	$10,698	$8,632	$22,828	$7,342		$1,498		$519	$23,071
Adjusted Net Income(2) per share	$0.13	$0.09	$0.08	$0.20	$0.07		$0.02		$0.01	$0.23

(1)          Free Cash Flow is defined by the Company as operating income excluding any changes in fair value of derivative assets, plus depletion and depreciation, non-cash charges and any impairment of investments and royalty interests.

(2)          Adjusted Net Income is defined by the Company as net income excluding impairment charges related to royalties, working interests and investments, fair value changes for royalties accounted for as derivative assets, foreign exchange gains/losses, gains/losses on sale of investments and the taxes associated with all these items.

(3)          Includes fair value changes on derivative assets.

(4)          Includes write-downs on investments.

(5)          Royalty Revenue is defined by the Company as cash received or receivable from operating assets earned in the period.

Financial Performance

Overall

Net Income Reconciliation - Q3 2009 to Q3 2010

(Expressed in thousands of US dollars)

Net income for the quarter ended September 30, 2010 was $18.0 million, or $0.16 per share, compared to net income of $12.3 million, or $0.11 per share, for the quarter ended September 30, 2009. For the nine months ended September 30, 2010, net income was $53.3 million, or $0.47 per share, compared to net income of $41.2 million, or $0.39 per share for the nine months ended September 30, 2009.

Net Income Reconciliation - Nine Months 2009 to Nine Months 2010

(Expressed in thousands of US dollars)

Royalty Revenue and Total Revenue

The Company defines “Royalty Revenue” as cash received or receivable from operating royalty assets earned during the period. “Total Revenue” includes Royalty Revenue, fair value adjustments on derivative assets and dividends from marketable securities.

The average prices of all of the key commodities underlying the Company’s royalty interests continued to strengthen in the three and nine months ended September 30, 2010 with the most significant increase coming from palladium relative to the three and nine months ended September 30, 2009.

Average Commodity Prices and Foreign Exchange Rates

Quarterly Royalty Revenue by Commodity

The Company realized record levels of Royalty Revenue for the third quarter of 2010, reaching $49.0 million, an increase of 8% over the second quarter of 2010 and 35% over the comparable period of the prior year.

For the three months ended September 30, 2010, Royalty Revenue was $49.0 million compared with $36.4 million for the three months ended September 30, 2009 and $45.2 million for the three months ended June 30, 2010. The increase in Royalty Revenue over the comparable prior year is attributable to receipts from the Goldstrike - NPI, due to better than expected gold grades from the open pit and higher roaster throughput, Palmarejo, due to higher production and average gold prices, Holloway as production increased coupled with higher average gold price, and

Cerro San Pedro as production re-started after a short shutdown of operations. These increases were offset by lower production at Marigold and lower volumes in the oil and gas division.

Royalty Revenue Reconciliation - Q3 2009 to Q3 2010

(Expressed in thousands of US dollars)

For the nine months ended September 30, 2010, Royalty Revenue increased 38% to $136.0 million from $98.5 million for the comparable period of the prior year. The increase in Royalty Revenue was attributable to Palmarejo, which had increases in production levels and higher average gold prices in 2010, higher oil and gas revenues due to higher average prices and volumes, increased revenues from the Goldstrike - NPI, as production moved onto ground covered by the Company’s royalty, Holloway with the commencement of commercial production in late 2009, higher revenues from Stillwater due to higher production and PGM prices and increased contributions from Mt. Keith due to the acquisition of an additional royalty on the Mt. Keith operation in October 2009 and average commodity prices. These increases were partially offset by lower contributions from Goldstrike NSR due to lower production levels from ground covered by our royalties and lower production from Gold Quarry. The Company recognizes Royalty Revenue from its Gold Quarry interest when it can be reliably measured and will accrue for the difference between actual production and the minimum royalty provision in the fourth quarter of 2010. Based on current information of reserves and stockpiles, the Company expects to be paid on greater than 16,600 ounces of gold in 2010, of which approximately 13,000 ounces will be recorded in the fourth quarter of 2010.

Royalty Revenue Reconciliation - Nine Months 2009 to Nine Months 2010

(Expressed in thousands of US dollars)

Royalty Revenue for the three months ended September 30, 2010 was earned 83% from precious metals (78% gold and 5% platinum group metals), 15% from oil and gas (9% oil and 6% gas) and 2% other minerals.

Royalty Revenue for the nine months ended September 30, 2010 was earned 77% from precious metals (70% gold and 7% platinum group metals), 21% from oil and gas (11% oil and 10% gas) and 2% other minerals.

Royalty Revenue Composition

Royalty Revenue and Total Revenue for the three and nine months ended September 30, 2010 and 2009 was comprised of the following:

(Expressed in thousands of US dollars)

			Three Months	Three Months	Nine Months	Nine Months
			ended Sept. 30,	ended Sept. 30,	ended Sept. 30,	ended Sept. 30,
Property	Interest	Operator	2010	2009	2010	2009
Gold
Goldstrike - NSR	NSR 2-4%	Barrick Gold Corporation	$4,521	$5,019	$12,422	$17,637
Goldstrike - NPI	NPI 2.4-6%	Barrick Gold Corporation	11,691	3,974	23,615	17,979
Palmarejo	50% Gold Stream	Coeur d’Alene Mines Corp	12,396	7,523	31,339	10,052
Gold Quarry	NSR 7.29%	Newmont Mining Corporation	1,392	1,456	4,004	6,055
Marigold	NSR 1.75-5%	Barrick Gold / Goldcorp Inc.	1,402	2,155	6,167	4,999
Bald Mountain	NSR 1-4%	Barrick Gold Corporation	(135)	476	864	1,255
Bronzewing	NSR 1%	Navigator Resources Limited	341	—	341	—
Cerro San Pedro	GR 1.95%	New Gold Inc.	1,224	185	2,374	1,231
Henty	ORR 1-10%	Bendigo Mining Limited	602	316	1,403	644
Hislop	NSR 4%	St. Andrew Goldfields Ltd.	381	—	840	—
Hollister (Ivanhoe)	NSR 3-5%	Great Basin Gold Limited	570	1,201	628	1,555
Holloway	NSR 2-15%	St. Andrew Goldfields Ltd.	1,300	9	3,686	9
Mesquite	NSR 0.5-2%	New Gold Inc.	758	516	2,776	1,601
Mouska	GR 2%	IAMGOLD Corporation	3	305	63	696
Mt. Muro	NSR 3-7%	Straits Resources Limited	334	915	909	1,813
New Celebration	NSR 1.75%	Avoca Resources Limited	289	75	674	316
North Lanut	NSR 5%	Avocet Mining plc	623	634	1,607	1,363
Robinson	NSR/Other 0.225%/0.25%	QuadraFNX Mining Ltd	159	538	278	652
Other	Various	Various	323	203	471	327
			38,174	25,500	94,461	68,184
PGMs
Stillwater	NSR 5%	Stillwater Mining Company	2,412	2,632	9,228	7,067
Pandora	NPI 5%	Anglo American Platinum/Lonmin	—	—	487	1,696
			2,412	2,632	9,715	8,763
Other Minerals
Mt. Keith	NPI 0.25%, NSR 0.375%	BHP Billiton Limited	758	—	2,047	(24)
Robinson	NSR/Other 0.225%/0.25%	QuadraFNX Mining Ltd	174	100	529	300
Commodore	Other	Millmerran Operating Company	—	82	(73)	252
Eagle Picher	Other	EP Minerals, LLC	76	77	261	229
Kasese	Other	Blue Earth Refineries	25	12	271	971
			1,033	271	3,035	1,728
Oil and Gas
Edson	ORR 15%	Canadian Natural Resources Ltd.	1,920	2,063	10,269	5,757
Weyburn	WI/ORR 1.11%/0.44%	Cenovus Energy Inc.	2,590	2,626	8,204	5,650
Midale	WI/ORR 1.59%/0.967%	Apache Canada Ltd.	829	1,238	2,788	2,564
Other	Various	Various	2,049	2,079	7,528	5,867
			7,388	8,006	28,789	19,838
Royalty Revenue			$49,007	$36,409	$136,000	$98,513
Other Revenue
Dividends and other		—	46	226	190	674
Change in fair value - Palmarejo	MR	—	3,170	3,873	20,513	19,516
Change in fair value - Other	MR	—	16	582	450	582
			3,232	4,681	21,153	20,772
Total Revenue			$52,239	$41,090	$157,153	$119,285

Breakdown of Royalty Revenue

Royalty Revenue continues to be earned from royalty interests in geographically secure countries with 95% of Royalty Revenues earned in the nine months ended September 30, 2010 being generated from assets located in North America.

Royalty Revenue by Country - Nine Months 2010

Total revenue for the three and nine months ended September 30, 2010 was $52.2 million and $157.2 million, respectively. The Company recorded fair value gains of $3.2 million and $21.0 million for the three and nine months ended September 30, 2010, respectively, related to royalty interests accounted for as derivative assets.

During the third quarter of 2010, 319,436 special warrants issued as part of the Palmarejo acquisition were exercised. The value attributable to the common shares was $9.9 million which was based on the 5-day weighted average of the common shares immediately preceding the exercise and was allocated to the Palmarejo royalty interest, excluding the minimum component.

As at September 30, 2010, the Company adjusted the carrying value of the Palmarejo minimum royalty interest to its fair value which resulted in a fair value gain of $3.2 million and $20.5 million being recorded for the three and nine months ended September 30, 2010, respectively. These fair value gains are mainly attributable to increases in the gold forward prices at September 30, 2010 compared to the gold forward prices at June 30, 2010 and December 31, 2009.

The minimum royalty component of a royalty interest is required to be adjusted to fair value each quarter, taking into account the change in gold forward prices, actual payments received under the minimum royalty and any adjustments in the discount rate. The Company reports these fair value changes as part of total revenue but these changes in fair value are not included in Royalty Revenue. It is anticipated that fluctuations in the fair value of the minimum royalty component of the Palmarejo royalty will be a recurring item in the Company’s statement of operations.

Dividend income from equity investments classified as “available-for-sale” was $0.05 million and $0.2 million for the three and nine months ended September 30, 2010, respectively, compared with $0.2 million and $0.7 million earned in the three and nine months ended September 30, 2009, respectively.

Costs and Expenses

Costs of operations, comprised of oil and gas production taxes, operating costs on oil and gas working interests and net proceeds taxes on mineral royalties, were $1.9 million for the three months ended September 30, 2010 compared with $1.5 million for the three months ended September 30, 2009. The increase of $0.4 million was a result of higher Nevada net proceeds tax ($0.2 million) due to higher Royalty Revenue from the Goldstrike NPI and higher oil and gas operating costs on working interests ($0.2 million).

For the nine months ended September 30, 2010 and 2009, costs of operations were $5.3 million and $4.7 million, respectively. The increase of $0.6 million was the result of higher oil and gas production taxes ($0.3 million) due to higher oil and gas prices and higher operating costs on working interests ($0.3 million).

For the three months ended September 30, 2010, general and administrative costs were $2.0 million compared to $2.3 million for the same period in 2009. The decrease of $0.3 million is mainly attributable to lower capital taxes. General and administrative costs for the nine months ended September 30, 2010 were $7.6 million compared with $8.0 million for the nine months ended September 30, 2009. The decrease of $0.4 million is attributable to lower capital taxes ($0.2 million) and salaries ($0.3 million) partially offset by higher filing fees ($0.1 million). General and administrative costs include salaries, audit, tax and legal advisory fees, filing fees and general office expenses.

Business development expenses were $0.6 million for the third quarter of 2010 compared with $0.3 million for the third quarter of 2009. Business development expenses include salaries and professional fees, including legal, tax and accounting, all in connection with the evaluation and assessment of potential transactions. For the nine months ended September 30, 2010 and 2009, business development expenses were $1.5 million and $1.3 million, respectively.

Depletion and Depreciation Reconciliation - Q3 2009 to Q3 2010

(Expressed in thousands of US dollars)

For the three months ended September 30, 2010, depletion ($19.5 million) and depreciation ($0.2 million) totaled $19.7 million. For the quarter ended September, 2009, depletion ($20.0 million) and depreciation ($0.2 million) totaled $20.2 million. This decrease of $0.5 million is a result of decreased depletion on the oil and gas assets due to decreased revenues and decreased depletion on Marigold, Stillwater, Hollister and Gold Quarry, all due to lower production levels during the quarter. These decreases were partially offset by higher depletion on Goldstrike, Cerro San Pedro and Holloway, all due to higher production levels and Mt. Keith due to higher cost basis from the acquisition of the additional royalty in October 2009.

Depletion and Depreciation Reconciliation Nine Months 2009 to Nine Months 2010

(Expressed in thousands of US dollars)

For the nine months ended September 30, 2010, depletion ($64.9 million) and depreciation ($0.5 million) totaled $65.4 million compared with a total of $66.7 million, consisting of depletion ($66.2 million) and depreciation ($0.5 million), for the nine months ended September 30, 2009. The decrease of $1.3 million in depletion over the comparable period was largely attributable to decreased depletion on Goldstrike royalties ($5.1 million), Gold Quarry ($2.5 million), Stillwater ($2.2 million), Hollister ($0.8 million) and other royalties ($0.7 million) partially offset by higher depletion on oil and gas royalties ($7.4 million), Holloway ($1.0 million), Mt. Keith ($0.9 million), and North Lanut ($0.7 million).

Stock compensation expense for the three and nine months ended September 30, 2010 was $1.6 million and $4.0 million, respectively. Stock compensation for the three and nine months ended September 30, 2009 was $1.1 million and $3.0 million, respectively. The increase in stock-based compensation is due to the granting of stock options to new employees. Stock-based compensation expense represents the amortization of the fair value of stock options granted to directors and management.

Non-GAAP Financial Measures - Reconciliation

Royalty Revenue, Free Cash Flow and EBITDA are non-GAAP financial measures which management believes are valuable indicators of the Company’s ability to generate liquidity from operating cash-flows to fund future acquisitions and dividends.

(See Non GAAP Financial Measures - Royalty Revenue and Free Cash Flow above for definitions).

Management believes that Free Cash Flow and Free Cash Flow as a percentage of Royalty Revenue (which the Company refers to as margin), EBITDA and EBITDA as a percentage of Royalty Revenue are useful measures of the performance of our Royalty Portfolio. Free Cash Flow and EBITDA, as defined, are most directly comparable to operating income in the Statement of Operations and Comprehensive Income (Loss).

For the three months ended September 30, 2010, Free Cash Flow was $44.6 million, or 91% of Royalty Revenue, compared with $32.5 million, or 89% of Royalty Revenue, for the three months ended September 30, 2009. For the nine months ended September 30, 2010, Free Cash Flow was $121.8 million, or 90% of Royalty Revenue, compared with $85.3 million, or 87% of Royalty Revenue, for the nine months ended September 30, 2009.

For the three months ended September 30, 2010, EBITDA was $43.8 million, or $0.38 per share, compared with $33.5 million, or $0.30 per share, for the three months ended September 30, 2009. For the nine months ended September 30,

2010, EBITDA was $121.2 million, or $1.06 per share, compared with $103.2 million, or $0.98 per share, for the nine months ended September 30, 2009.

For the three months ended September 30, 2010, Adjusted Net Income was $14.8 million, or $0.13 per share, compared with $7.3 million, or $0.07 per share, for the three months ended September 30, 2009. For the nine months ended September 30, 2010, Adjusted Net Income was $34.1 million, or $0.30 per share, compared with $9.2 million, or $0.09 per share, for the nine months ended September 30, 2009.

Below are reconciliations of Royalty Revenue to Total Revenue, Free Cash Flow to operating income, EBITDA to net income, Adjusted Net Income to net income, and the calculation of per share amounts for the three and nine months ended September 30, 2010 and 2009, respectively:

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
(Expressed in thousands except per share amounts)	2010	2009	2010	2009
Royalty Revenue
Total Revenue	$52,239	$41,090	$157,153	$119,285
Change in fair value - Palmarejo	(3,170)	(3,873)	(20,513)	(19,516)
Change in fair value - Other	(16)	(582)	(450)	(582)
Dividends	(46)	(226)	(190)	(674)
Royalty Revenue	$49,007	$36,409	$136,000	$98,513
Free Cash Flow
Operating income	$26,508	$15,589	$73,441	$35,417
Depletion and depreciation	19,697	20,248	65,380	66,716
Stock-based compensation	1,559	1,097	3,970	3,010
Write-downs on investments	—	—	—	239
Change in fair value - derivative assets	(3,186)	(4,455)	(20,963)	(20,098)
Free Cash Flow	$44,578	$32,479	$121,828	$85,284
Margin (Free Cash Flow as a % of Royalty Revenue)	91%	89%	90%	87%
Basic Weighted Average Shares Outstanding	114,132	111,986	113,984	104,852
Free Cash Flow per share	$0.39	$0.29	$1.07	$0.81
EBITDA
Net income	$17,959	$12,343	$53,292	$41,229
Interest income	(699)	(366)	(2,928)	(1,240)
Interest expense	557	279	1,639	801
Income tax provision	9,493	5,499	24,738	15,523
Depletion and depreciation	19,697	20,248	65,380	66,716
Change in fair value - derivative assets	(3,186)	(4,455)	(20,963)	(20,098)
Write-down on investments	—	—	—	239
EBITDA	$43,821	$33,548	$121,158	$103,170
EBITDA per share	$0.38	$0.30	$1.06	$0.98
Adjusted Net Income
Net income	$17,959	$12,343	$53,292	$41,229
Foreign exchange loss (gain), net of income tax	1,083	307	16,390	(15,708)
Write-down on investments	—	—	—	206
Gain on sale of investments, net of income tax	(2,039)	(380)	(20,894)	(380)
Other income, net of income tax	—	(1,708)	—	(1,708)
Gain in fair value of royalties accounted for as derivative assets, net of income tax	(2,230)	(3,220)	(14,681)	(14,483)
Adjusted Net Income	$14,773	$7,342	$34,107	$9,156
Adjusted Net Income per share	$0.13	$0.07	$0.30	$0.09

Interest Income

For the three months ended September 30, 2010, the Company earned interest income of $0.7 million compared with $0.4 million for the same period in 2009, from the investment of free cash flows in cash, cash equivalents and short-term investments. The increase is attributable to higher cash balances earning interest.

For the nine months ended September 30, 2010, the Company earned interest income of $2.9 million compared with $1.2 million for the same period in 2009 due to a higher cash balance earning interest in the nine months ended September 30, 2010.

Interest Expense

For the quarter ended September 30, 2010, the Company incurred interest expense of $0.6 million that was comprised of $0.3 million of standby fees on the Company’s revolving term credit facility (the “Credit Facility”) with a syndicate of lenders and $0.3 million of amortization of costs related to the Credit Facility. For the quarter ended September 30, 2009, the Company incurred interest expense of $0.3 million which was comprised of $0.1 million of stand-by fees and $0.2 million of amortization of deferred Credit Facility costs.

For the nine months ended September 30, 2010 and 2009, interest expense was $1.6 million and $0.8 million, respectively, which was comprised of $0.7 million of stand-by fees related to the Credit Facility (2009 - $0.3 million) and $0.9 million of amortization of deferred Credit Facility costs (2009 - $0.5 million).

The standby fee on the Credit Facility was calculated as 0.5625% per annum on the entire US$175 million undrawn balance for the period from January 1 to September 30, 2010.

Gain on sale of investments

During the three and nine months ended September 30, 2010, the Company disposed of certain investments, which included 143,600 and 729,900 shares, respectively, held in Newmont Mining Company Canada Limited. Total gross proceeds for all investments sold were $9.2 million and $69.8 million for the three and nine months ended September 30, 2010, respectively, and gains on sale of investments of $2.4 million and $24.4 million, respectively, were recorded in the statement of operations and comprehensive income.

Foreign Exchange

For the three months ended September 30, 2010, the Company recorded a foreign exchange loss of $1.6 million (three months ended September 30, 2009 - $0.4 million). For the nine months ended September 30, 2010, the Company recorded a foreign exchange loss of $21.3 million (nine months ended September 30, 2009 - gain of $18.6 million). The Company recognized foreign exchange gains and losses upon the ultimate sale or maturity of US denominated treasury bills, bonds and investments. In addition, foreign exchange gains and losses are realized upon the full or partial settlement of certain intercompany loans which are denominated in other than the functional currency of the corporate entity. It is expected that the Company will continue to realize foreign exchange gains and losses on investments due to fluctuations in the US dollar relative to the Canadian and Australian dollars and Mexican peso.

Income Taxes

For the quarter ended September 30, 2010, the Company had an income tax expense of $9.5 million. This is comprised of a current income tax expense of $4.6 million from the Company’s Canadian, US and Mexican entities and a net future income tax expense of $4.9 million from the Company’s US and Mexican entities, offset by future income tax recoveries from the Company’s Canadian entities. For the quarter ended September 30, 2009, the Company had an income tax expense of $5.5 million. This is comprised of a current income tax expense of $0.6 million from the Company’s Canadian and US entities and a net future income tax expense of $4.9 million from the Company’s US, Mexican and Canadian entities.

For the nine months ended September 30, 2010, the Company had an income tax expense of $24.7 million which was comprised of a current income tax expense of $16.8 million from the Company’s Canadian, US and Mexican entities and a net future income tax expense of $7.9 million from the Company’s US, Mexican, and Australian, offset by future tax recoveries from the Company’s Canadian entities. For the nine months ended September 30, 2009, the Company had an income tax expense of $15.5 million which was comprised of a current income tax expense on $3.3 million from the Company’s Canadian and U.S entities and a net future income tax expense of $12.2 million from the Company’s Canadian, US and Mexican entities.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities was $40.4 million and $35.1 million for the three months ended September 30, 2010 and 2009 respectively.

For the nine months ended September 30, 2010 and 2009, cash provided by operating activities before changes in non-cash assets and liabilities was $107.2 million and $85.9 million, respectively.

Financing Activities

The Company amended its revolving credit facility (the “Amended Credit Facility”) during the nine months ended September 30, 2010, which provided for the availability over a three-year period of up to $175 million, or the Canadian dollar equivalent, in borrowings.

The Company incurred $1.6 million of issuance costs, which along with the remaining unamortized balance of $0.9 million related to the original revolving credit facility, will be deferred or continue to be deferred and together will be amortized over the term of the Amended Credit Facility.

In addition, the Company issued 1.7 million shares as part of the acquisition of the Subika royalty, as described above in Transactions.

Investing Activities

The Company invests its excess funds in various treasury bills of the US government, Canadian federal and provincial governments and high quality corporate bonds. As at September 30, 2010, the investments had various maturities upon acquisition of between 3 and 364 days. Accordingly, on the September 30, 2010 consolidated balance sheet, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months are classified as “short-term investments”.

For a description of the Company’s recent royalty acquisitions, see Acquisitions above.

Cash Resources and Liquidity

As at September 30, 2010, the Company had cash and cash equivalents and short-term investments totaling $610.7 million. Working capital at September 30, 2010 was $639.6 million compared with $530.7 million as at December 31, 2009. The increase is attributable to the net proceeds received on the sale of investments and cash flow from operations.

The Company’s near-term cash requirements are limited to general and administrative expenses, certain costs of operations, income taxes directly related to the recognition of royalty revenues and semi-annual dividends. As a royalty company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties and working interests capital commitments. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity securities or use of the Company’s Credit Facility.

The Company believes that current cash resources and future cash flows will be sufficient to cover the cost of general and administrative expenses, costs of operations and dividend payments.

Included in prepaid expenses and other is an amount of $12.6 million relating to Mexican sales tax (“IVA”) paid on the acquisition of the Palmarejo gold stream which the Company is working towards recovering from the Mexican tax authorities.

Capital Resources

As of November 11, 2010, the Company has the entire amount of $175 million, or its Canadian dollar equivalent, available under a credit facility. Advances under the credit facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. As of November 11, 2010, US and Canadian dollar advances under the facility would bear interest rates of 4.50% and 3.25%, respectively.

The Company is required to pay an annual standby fee of 0.5625%, which is paid quarterly, of the unutilized portion of the credit facility. For the three and nine months ended September 30, 2010, standby fees of $0.3 million and $0.7 million, respectively, were incurred and paid.

On May 12, 2010, the Company entered into an agreement to acquire a 22% gold stream from Taseko on its Prosperity copper-gold project in British Columbia which calls for a $350 million payment subject to certain conditions being fulfilled by Taseko, as described under Prosperity Gold Stream in Acquisitions above.

The Company has contractual obligations of $0.03 million per month expiring on October 31, 2013 for its Toronto office space and $0.008 million per month expiring on June 30, 2011 for its Denver office.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties. These estimates affect revenue recognition, depletion of interests in mineral and oil and gas properties and the assessment of recoverability of the interests in mineral and oil and gas properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes will occur, which would materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty and oil and gas working interest revenue is recognized when management can reliably estimate the receivable, pursuant to the terms of the royalty and working interest agreements, and collection is reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates of royalty and oil and gas working interest revenue and actual amounts are adjusted and recorded in the period that the actual amounts are known. Royalty revenue received in kind is recognized based on the fair value on the date that title is transferred to the Company. Dividend income is recognized as the dividends are received.

The Company records changes in the market value of its derivative financial assets based upon changes in gold forward curve prices and changes in discount rate when it is determined that adjustments to the discount rate are appropriate.

Depletion of Interests in Mineral Properties

Acquisition costs of production stage royalty interests are depleted using the units-of-production method over the life of the property to which the royalty interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties or proved reserves specifically associated with the oil and gas properties.

Asset Impairment

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, which may include significant changes in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying values of an asset or group of assets may not be recoverable. The recoverability of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves. The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in related commodity prices, and whenever new information regarding the mineral properties is obtained from the operator that could affect the future recoverability of our royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated fair value, which is generally calculated using estimated discounted future cash flows.

Income Taxes

The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of its liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a future income tax net asset or liability as of the end of the period, as measured by the substantially enacted statutory tax rates in effect when the timing differences are expected to reverse. The Company’s future income tax net liabilities may include certain future tax benefits. The Company records a valuation allowance against any portion of those future income tax assets when it believes, based on the weight of available evidence, it is more likely than not that any portion of the future income tax net asset will not be realized.

Stock-Based Compensation

The Company accounts for stock-based transactions using the Black-Scholes option pricing model. The fair value of these awards is recognized over the vesting period of each award. Compensation expense for stock options is determined based on estimated fair values of the options at the time of grant. During the three and nine months ended September 30, 2010, the Company granted 85,000 and 485,000 stock options, respectively, to certain officers of the Company. In addition, the Company recorded stock-based compensation expense of $1.6 million and $4.0 million for the three and nine months ended September 30, 2010, respectively, relating to previously granted stock options.

International Financial Reporting Standards (“IFRS”)

The Company is in the process of converting its basis of accounting from Canadian GAAP to IFRS effective for the first quarter report in 2011. The transition date of January 1, 2010 requires the conversion, for comparative purposes, of the previously reported balance sheets as at December 31, 2009 and December 31, 2010 and the interim and annual consolidated statements of operations, comprehensive income and cash flows for 2010 from Canadian GAAP to IFRS.

IFRS accounting standards, and the interpretation thereof, are constantly evolving; accordingly, there may be new or revised IFRS accounting standards prior to the issuance of the Company’s first IFRS financial statements that could affect the Company’s accounting policy choices, elections taken and quantitative impact of adopting IFRS.

In this MD&A, the Company is providing an update on its conversion process, a summary of the IFRS 1, First-time Adoption of International Financial Reporting Standards, (“IFRS 1”) elections that are applicable to the Company and a summary of the significant Canadian GAAP - IFRS differences identified.

During the third quarter of 2010, the Company significantly advanced its IFRS conversion project which included a detailed review of several IFRS standards which impact the Company, the engagement of third party consultants to aid in the documentation and conversion process and the training of finance personnel and information sessions for executive management. Position papers on functional currency, foreign exchange, mineral royalty interests, oil and gas royalty interests, share-based payments, impairments and income taxes were drafted for review by the executive management team and for discussion with the Audit and Risk Committee. Preliminary quantitative analysis of the Company’s potential opening balance sheet adjustments was initiated related to share-based payments, functional currency, foreign exchange, mineral and oil and gas royalty interests and income taxes. These calculations are currently in progress.

In addition, the Company advanced a significant amount of its development phase and started its implementation phase. As outlined below, all significant differences between IFRS and Canadian GAAP impacting the Company were identified, analysed, discussed and documented, preliminary quantitative analysis of some of these differences was undertaken, training of finance personnel and executive management team was completed and templates were developed to support the implementation phase.

The Company has reviewed the impact of IFRS on its systems, processes and controls. No significant impacts were identified in relation to its information systems or day-to-day accounting processes. The Company is reviewing its disclosure controls and procedures and will update these as required to ensure that they are appropriate for reporting under IFRS. In addition, various training sessions have been carried out for those employees impacted by the transition to IFRS, with further training to be provided as required prior to changeover in 2011.

IFRS 1 Exemptions from Full Retrospective Application

Our transition to IFRS follows IFRS 1, which offers the possibility to utilize certain exemptions from full retrospective implementation of IFRS. We are currently evaluating the impact of the available exemptions in the areas of cumulative translation differences, fair value as deemed cost, share-based payments and deemed cost under oil and gas assets accounted for under full cost accounting. A summary of these transitional exemptions is given below:

a)              Cumulative translation differences

IFRS 1 provides the option to reclassify the cumulative translation account within AOCI to retained earnings as of the date of transition to IFRS as an alternative to establishing a retrospective cumulative translation difference under the principles of IAS 21.

The Company expects to utilize this exemption.

b)              Fair value as deemed cost

IFRS 1 provides the option to record certain assets at fair value on transition or at an earlier date as an alternative to full retrospective application of IFRS in accounting for the asset. The option is available on an individual asset by asset basis.

The Company is currently evaluating the impact of this exemption.

c)              Share-based payments

IFRS 1 provides the option to adjust the share-based payments and related expense only to those instruments that have not yet vested as at the transition date. Share-based payments that vested prior to the transition date do not get retrospective application of IFRS 2.

The Company is currently evaluating this exemption but does not anticipate it will result in a material adjustment to the Company’s opening balance sheet.

d)              Deemed cost of oil and gas assets

IFRS 1 provides for the option to use amounts determined under Canadian GAAP as deemed cost on the date of transition to IFRS when, under Canadian GAAP, they are accounted for under full cost accounting methodology.

The Company expects to utilize this exemption.

e)              Business combinations

IFRS 1 provides for the option to maintain the accounting treatment of business combinations that occurred prior to the transition date of January 1, 2010 as opposed to retroactively applying IFRS 3 to those transactions. The Company has elected to utilize the option with the impact of this policy decision being that all prior business combinations will continue to be accounted for as they originally were under Canadian GAAP.

IFRS - Canadian GAAP difference

The IFRS - Canadian GAAP differences identified which may significantly impact the Company are outlined below:

a)              Income taxes

Under Canadian GAAP, deferred income taxes associated with an asset acquisition are capitalized to the asset at the date of acquisition with any changes in the liability being included in the statement of operations at each reporting period. Under IFRS, future income taxes are not recorded on an asset acquisition and are treated as a permanent difference.

The Company has several transactions which are affected by this IFRS - Canadian GAAP difference. One of these transactions includes the acquisition of a portfolio of royalty interests in December 2007 which was accounted for as an asset acquisition. Under Canadian GAAP, a deferred tax step up of approximately $76 million was recorded upon the closing. With the adoption of IFRS, the tax step up will be reversed. The reversal of the tax step impacts the carrying values of some of the Company’s mineral and oil and gas royalties which will impact the calculation of previous and future depletion of those assets under the units-of-production method. It is not expected that the difference in depletion under IFRS compared to Canadian GAAP will be material to the Company.

b)              Impairment

Under Canadian GAAP, long-lived asset impairment testing is done using a two-step approach whereby when a triggering event is identified, long-lived assets are first tested for recoverability based on the undiscounted cash flows they are expected to generate. If the undiscounted cash-flow expected to be generated is higher than the carrying amount, then no impairment charge is required to be recorded. If the undiscounted cash flows are lower than the carrying amount of the asset, the asset is written down to its estimated fair value. Under IFRS, impairment testing is done using a one-step approach for both testing and measurement of impairment when a triggering event is identified, with asset carrying amounts compared directly with the recoverable amount, which is the higher of fair value less costs to sell and value in use (which uses discounted cash flows.) This may result in more frequent write-downs where carrying amounts of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis. However the extent of any asset write-downs may be partially offset by the requirement under IFRS to reverse any previous impairment losses where circumstances have changed such that the impairments have reduced. Canadian GAAP currently prohibits the reversal of impairment losses.

c)              Stock-based Compensation

Under Canadian GAAP, the Company records forfeitures when they occur. Under IFRS, the Company will be required to estimate forfeiture rates at the date of grant. Estimating a forfeiture rate at the grant date may change the stock-based compensation expense previously recorded under Canadian GAAP. In addition, the Company must follow the graded method of recording stock-based compensation expense as opposed to the straight-line method under Canadian GAAP.

The impact of this IFRS - Canadian GAAP is expected to result in a more heavily weighted stock-based compensation expense in the early years from the date of grant. In addition, the Company expects an increase in its stock-based compensation expense resulting from the recognition of some share based instruments, such as restricted share units, that did not meet the recognition criteria at grant date under Canadian GAAP but would meet the recognition criteria at grant date under IFRS.

d)              Functional Currency

Upon adopting IFRS, one of the Company’s wholly-owned subsidiaries is expected to change its functional currency from local currency to that of the US dollar, the Company’s reporting currency. This will result in changes to foreign exchange gains and losses being included in the determination of net income under IFRS as opposed to being included in the Company’s CTA account as currently reported under Canadian GAAP.

Remainder of 2010

For the remainder of 2010, the Company will continue to focus on finalizing the documentation of all key areas, quantifying the opening balance sheet adjustments, initiating the audit of the opening balance sheet by the Company’s auditors and beginning the analysis of the comparative period adjustments.

Outlook

The following contains forward-looking statements about our outlook for the remainder of 2010. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the beginning of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

The charts below indicate the components of revenue for the three and nine months ended September 30, 2010, respectively, by royalty type and highlights the sensitivity of revenues to changes in the prices of the underlying commodities.

Royalty Revenue Components

Throughout 2010, the Company benefitted from the continued strengthening of all of the commodities underlying our royalty portfolio. The following are some expectations and trends related to some of our key royalties for the fourth quarter of 2010 and into 2011:

Based on guidance from Barrick Gold Corporation (“Barrick”), the Company expects lower Royalty Revenue in the fourth quarter of 2010 due to anticipated lower production from Goldstrike due to a shift in the mine sequencing plan which will result in the mining of lower grade ore in the fourth quarter of 2010 compared to the third quarter of 2010.

Palmarejo continues to increase in significance for the Company with $12.4 million and $31.3 million, respectively, in Royalty Revenue for the three and nine months ended September 30, 2010. For the fourth quarter of 2010, the Company expects Royalty Revenue from Palmarejo to increase due to higher average gold prices when compared to the first nine months of 2010. Coeur d’Alene Corporation’s gold production guidance for 2010 remains at 109,000 ounces with the Company receiving its gold stream payments on 50% of production.

The Company expects a significant increase in Royalty Revenue from Gold Quarry in the fourth quarter of 2010. Under the terms of the Gold Quarry royalty contract, a payment is required at year end to true-up the sum of cash payments received for the first nine months of the year to the annual minimum payment amount defined in the contract. Based on current information of reserves and stockpiles, the Company expects to be paid on approximately 16,600 ounces in 2010. The Company recognized $4.0 million in Royalty Revenue from Gold Quarry, which represents approximately 3,400 ounces using the average gold price to-date, in the nine months ended September 30, 2010. The Company expects to record Royalty Revenue from Gold Quarry based on approximately 13,000 ounces in the fourth quarter of 2010.

Royalty Revenue from Stillwater is expected to be higher in 2010 than 2009 due to the continued strengthening of the platinum and palladium prices during 2010.

In October 2010, Xstrata plc announced plans to re-start its ferronickel complex, Falcondo Dominicana S.A. (“Falcondo”), a nickel mining and processing operation in the Dominican Republic by March 2011. The operations will re-start to a planned 50% of installed capacity which will take advantage of improved market conditions, optimization of mining and production plant processes and the signing of a commercial agreement with a local power company for the supply of electricity, which is expected to enable Falcondo to operate with reduced costs. The Company expects to receive future dividends when declared from Falcondo due to a 4.1% equity ownership.

For 2010, oil and gas Royalty Revenue will be higher than 2009 due primarily to stronger oil prices, increased production levels and the positive settlement of audit findings with certain operators.

The Company has revised its 2010 Royalty Revenue guidance to between $190 million and $205 million based on recent consensus commodity pricing.

In 2011, the Company expects to see the commencement of royalty receipts from Tasiast, a project recently acquired by Kinross Gold Corporation, Ity, a gold operation located in the Cote d’Ivoire, and Holt, a St. Andrew Goldfields Ltd. project in Ontario. In addition, the Company expects to receive a full year of royalty payments from Lounge Lizard and Duketon, Australian royalties, which have recently begun producing. The Company has other numerous near-term growth assets which are expected to contribute to growth in Royalty Revenue in the coming years.

The Company incurs a significant portion of its expenses in Canadian dollars which may be negatively affected by the strengthening of the Canadian dollar relative to the US dollar. From its inception, the Company has been actively managing its G&A expenses in an effort to ensure its free cash flow is available for organic growth and future acquisitions. The Company will continue with this focus while aggressively and systematically evaluating acquisition opportunities and other investment areas for its capital, all with the objective of increasing NAV per share, driving greater returns for its shareholders and stake holders and maximizing shareholder value.

The Company’s financial position remains very strong with cash balances being invested in high-quality, short-term interest-bearing securities which can be easily accessed for future acquisition of additional royalty or investment interests.

The Company continues to identify and assess material new royalty investment opportunities and is active in its efforts to further expand the royalty portfolio.

OUTSTANDING SHARE DATA

As of November 11, 2010, there were 114,484,253 common shares outstanding. In addition, there were 2,753,668 stock options outstanding to directors, officers and employees with exercise prices ranging from C$15.20 to C$31.45 per share. The Company also has remaining reserved 38,647 common shares for issuance to former Moydow insiders upon the exercise of their outstanding Moydow options at prices ranging from C$6.99 to C$11.53 for each Franco-Nevada common share. The Company also has 11,499,999 warrants and 68,458 restricted stock units outstanding as at November 11, 2010. 5,749,999 warrants have an exercise price of C$32.00 per share and an expiry date of March 13, 2012 and 5,750,000 warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017. In addition, the Company issued one special warrant to Taseko pursuant to a gold stream agreement, as described in Acquisitions above, which is exchangeable, once the project is fully permitted and financed, into two million purchase share warrants with an exercise price of C$75.00 per share and an expiry date of June 16, 2007.

RISK FACTORS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future. For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years. The marketability and price of metals and minerals on properties for which the Company holds interests will be influenced by numerous factors beyond the control of the Company and which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Foreign Currency Fluctuations

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, the Company may suffer losses due to foreign currency rate fluctuations.

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During 2010, the Company’s foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the US dollar.

Significance of the Goldstrike Royalties

The Goldstrike royalties are very significant to the Company. As a result, any adverse issues associated with production or the recoverability of reserves from those portions of the Goldstrike properties over which the Company has a royalty interest, could have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s internal control over financial reporting and other financial disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represent in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this report. The Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three and nine months ended September 30, 2010, there have been no significant changes to the internal control over financial reporting and no change in the assessment of the effectiveness of the Company’s disclosure controls and procedures. Accordingly, the CEO and CFO have concluded that the design and operation were effective as of the end of the period covered by this report and have concluded that they are effective at a reasonable assurance level.